FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey ... ong.
香港中環士 ... 八廈九樓
Tel: 2526 2186 • F... ...ail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 24th May, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The directors of China Resources Enterprise, Limited announced that the Company's wholly owned subsidiary, CR Textiles Investment, entered into various acquisition agreements on the 23rd May, 2002 for the acquisition of the remaining minority interests in each of the Target Companies currently controlled by China Resources Textiles, for an aggregate consideration of RMB68,431,300 (HK$64,325,422). Upon completion of the Acquisitions, all the Target Companies shall become wholly-owned subsidiaries of the Company.

As each of the Vendors (except one) are a substantial shareholder of the respective Target Companies, which are in turn subsidiaries of the Company, each of such Vendors are a connected person (as defined in the Listing Rules) of the Company.

THE AGREEMENTS DATED 23RD MAY, 2002

1.	Vendor:	山東錦綉紡織集團公司 (Shandong Jin Shou Textiles Group Company)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	all of the 30 percent equity interest in each of Shandong Binzhou and Shandong Binhua currently held by Shandong Jin Shou Textiles Group Company
	Consideration:	RMB20,420,000 (HK$19,194,800)
2.	Vendors:	(1) 山東省紡織品進出口公司 (Shandong Textiles Import & Export Company) (2) 臨清棉紡織廠 (Linqing Cotton Textiles Factory)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	25 percent equity interest in each of Shandong Linqing CR and Hua Lin Textiles, of which 10 percent is currently held by Shandong Textiles Import & Export Company and 15 percent is currently held by Linqing Cotton Textiles Factory.
	Consideration:	RMB16,410,000 (HK$15,425,400)
3.	Vendor:	濰坊華實棉紡織廠 (Weifang Hua Shi Cotton Textiles Factory)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	all of the 30 percent equity interest in each of Shandong CR Textiles and Huawei Textiles currently held by Weifang Hua Shi Cotton Textiles Factory
	Consideration:	RMB14,150,000 (HK$13,301,000)
4.	Vendor:	山東惠民棉紡織廠 (Shandong Huimin Textiles Factory)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	all of the 30 percent equity interest in Shandong Huimin CR currently held by Shandong Huimin Textiles Factory
	Consideration:	RMB11,580,000 (HK$10,885,200)
5.	Vendor:	山東聊城棉紡織廠 (Shandong Liaocheng Textiles Factory)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	all of the 15 percent equity interest in Shandong Liaocheng CR currently held by Shandong Liaocheng Textiles Factory
	Consideration:	RMB4,000,000 (HK$3,760,000)
6.	Vendor:	江蘇八一印染織造集團有限公司 (Jiangsu Ba Yi Printing & Dyeing Textiles Group Co., Ltd.)
	Purchaser:	CR Textiles Investment
	Asset to be acquired:	all of the 11.61 percent equity interest in Tongzhou CRC currently held by Jiangsu Ba Yi Printing & Dyeing Textiles Group Co., Ltd.
	Consideration:	RMB1,271,300 (HK$1,195,022)

making positive contribution to the operating profits of the Group, enabling the Group to enjoy better terms of textile raw material sourcing. They also enable the Group to supply a wide range of fabric products to its customers in China as well as overseas.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Company and its subsidiaries are principally engaged in property investment, distribution of food and beverages, petroleum and chemicals; textiles products as well as operating one of the largest retail chains in both Hong Kong and the Chinese Mainland.

REASONS FOR THE ACQUISITIONS

The Acquisitions will allow the Group to assume full ownership control of the Target Companies, which will enable the Group to centralize the management and operations of these Target Companies. This, coupled with more efficient sharing of resources and technical knowhow, will significantly reduce operational and production costs of the Target Companies. The Acquisitions will facilitate the Company's plan to increase its market share in the highly fragmented textiles and garment manufacturing industry in China.

GENERAL

All the Vendors (except Nan Tong Zhong Jing Clothing Co., Ltd.) are substantial shareholders (but otherwise unrelated to the Company) holding equity interests in the range of 10 percent to 30 percent in the Target Companies, which are in turn subsidiaries of the Company. Accordingly, each such Vendor constitute a connected person of the Company, and each of the relevant Agreements constitutes a connected transaction of the Company, under the Listing Rules. The consideration payable under the Agreements, is, in aggregate, less than 3 percent of the book value of the net tangible assets of the Company as shown in the audited consolidated accounts of the Company as at 31st December, 2001. Pursuant to Rule 14.25(1) of the Listing Rules details of the Agreements will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisitions"	The acquisitions of the minority interests in the Target Companies as provided under the Agreements
"Agreements"	The acquisition agreements each dated 23rd May, 2002 as referred to in this announcement
"China Resources Textiles"	China Resources Textiles Company Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong, currently the controlling and majority shareholder of each of the Target Companies

Asset to be acquired:	all of the 11.61 percent equity interest in Tongzhou CRC currently held by Jiangsu Ba Yi Printing & Dyeing Textiles Group Co., Ltd.
Consideration:	RMB1,271,300 (HK$1,195,022)

7\.

Vendor:	南通中瑾服飾有限公司 (Nan Tong Zhong Jing Clothing Co., Ltd.)
Purchaser:	CR Textiles Investment
Asset to be acquired:	all of 3.39 percent equity interest in Tongzhou CRC currently held by Nan Tong Zhong Jing Clothing Co., Ltd.
Consideration:	RMB600,000 (HK$564,000)

Each of the Agreements is only conditional upon the receipt of relevant Chinese government approvals in respect of the relevant transfer of equity interests thereunder. There is no long-stop date by which such approvals have to be obtained as the Directors do not anticipate any difficulty in obtaining such approvals. None of the Agreements are conditional upon Completion of any other Agreement. Upon Completion of all the Agreements, all the Target Companies shall become wholly-owned subsidiaries of the Company and none of the Vendors shall hold any equity interests in any of the Target Companies. The aggregate value of the consideration for the Acquisitions amount to RMB68,431,300 (HK$64,325,422), which will be settled in cash funded through internal resources. The consideration for each Acquisition, payable within one month of the Completion Date for the respective Acquisition, has been arrived at after arm's length negotiations between the respective Vendors and CR Textiles Investment and is calculated by reference to discounted net asset value. The unaudited combined net asset value of the Target Companies as at 31st December, 2001 (per management accounts prepared in accordance with international accounting standards) are approximately RMB550.9 million (HK$517.8 million) and such net asset value as attributable to the respective interests being acquired are, in aggregate, approximately RMB147.5 million (HK$138.7 million). The total consideration payable for the Acquisitions therefore represent a weighted average of approximately 53.6 percent discount to the aggregate unaudited net asset value of the Target Companies as at 31st December, 2001 (per management accounts prepared in accordance with international accounting standards) as attributable to the respective interests being acquired.

The unaudited combined net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of the Target Companies (per management accounts prepared in accordance with international accounting standards) as attributable to the respective interests being acquired are as follows:

	Year ended 31st December, 2001	2000 (Note)
	(RMB'000)	
Aggregate net profits before taxation and extraordinary items attributable to interests being acquired	**6,121 (equivalent to HK$5.8 million)**	13,665 (equivalent to HK$12.8 million)
Aggregate net profits after taxation and extraordinary items attributable to interest being acquired	**5,500 (equivalent to HK$5.2 million)**	13,665 (equivalent to HK$12.8 million)

Note: The calculation did not include Tongzhou CRC as it was established only in early 2001.

The significant drop in profits for the year ended 31st December, 2001 was attributable to a decline in both domestic and overseas sales of textiles products as a result of the adverse impact on the global economy brought about by the terrorist attacks in the United States on 11th September, 2001. The high cotton prices within China, largely the result of quota restrictions imposed by the Chinese government on cotton imports, as compared to the relatively low world cotton prices during this period was also a significant contributing factor. It is expected that such quota restrictions on cotton imports will be gradually lifted following China's accession to the World Trade Organisation.

The directors of the Company (including the independent non-executive directors) consider that the Acquisitions are on normal commercial terms entered into in the ordinary course of business and such terms are fair and reasonable as far as the shareholders of the Company are concerned.

INFORMATION ON THE TARGET COMPANIES

All of the Target Companies are engaged in the spinning and weaving business in the Shandong Province and control of which were acquired by China Resources Textiles over a period of time from late 1998 to early 2001. These spinning and weaving operations have been

"China Resources Textiles"	China Resources Textiles Company Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong, currently the controlling and majority shareholder of each of the Target Companies
"Company"	China Resources Enterprise, Limited
"Completion" or "Completion Date"	In relation to each Acquisition, the date of completion of change in the business registration procedures of the relevant Target Company showing that CR Textiles Investment has acquired the relevant equity interest
"CR Textiles Investment"	China Resources Light Industries and Textiles Investment & Development Co. Ltd., a wholly-owned subsidiary of the Company incorporated in the PRC
"Group"	Company and its subsidiaries
"Hua Lin Textiles"	Shandong Hua Lin Textiles Co., Ltd 山東華臨紡織有限公司, currently a 75 percent subsidiary by China Resources Textiles
"Huawei Textiles"	Weifang Huawei Textiles Co., Ltd. 濰坊華濰紡織有限公司, currently a 70 percent subsidiary of China Resources Textiles
"Shandong Binhua"	Shandong Binhua Textiles Co., Ltd. 山東濱華紡織有限公司, currently a 70 percent subsidiary of China Resources Textiles
"Shandong Binzhou"	Shandong Binzhou China Resources Textiles' Co., Ltd. 山東濱州華潤紡織有限公司, currently a 70 percent subsidiary of China Resources Textiles
"Shandong CR Textiles"	Shandong China Resources Textiles Co., Ltd. 山東華潤紡織有限公司, currently a 70 percent subsidiary of China Resources Textiles
"Shandong Huimin CR"	Shandong Huimin China Resources Textiles Co., Ltd. 山東惠民華潤紡織有限公司, currently a 70 percent subsidiary of China Resources Textiles
"Shandong Liaocheng CR"	Shandong Liaocheng China Resources Textiles Co., Ltd. 山東聊城華潤紡織有限公司, currently an 85 percent subsidiary of China Resources Textiles
"Shandong Linqing CR"	Shandong Linqing China Resources Textiles Co., Ltd. 山東臨清華潤紡織有限公司, currently a 75 percent subsidiary of China Resources Textiles
"Target Companies"	Each and all of Hua Lin Textiles, Huawei Textiles, Shandong Binhua, Shandong Binzhou, Shandong CR Textiles, Shandong Huimin CR, Shandong Liaocheng CR, Shandong Linqing CR and Tongzhou CRC
"Tongzhou CRC"	Tongzhou CRC Printing & Dyeing Co., Ltd. 通州華潤印染有限公司, currently an 85 percent subsidiary of China Resources Textiles
"Vendors"	Each and all of 山東錦綉紡織集團公司 (Shandong Jin Shou Textiles Group Company), 山東省紡織品進出口公司 (Shandong Textiles Import & Export Company), 臨清棉紡織廠 (Linqing Cotton Textiles Factory), 濰坊華實棉紡織廠 (Weifang Hua Shi Cotton Textiles Factory), 山東惠民棉紡織廠 (Shandong Huimin Textiles Factory), 山東聊城棉紡織廠 (Shandong Liaocheng Textiles Factory), 江蘇八一印染織造集團有限公司 (Jiangsu Ba Yi Printing & Dyeing Textiles Group Co., Ltd.), and 南通中瑾服飾有限公司 (Nan Tong Zhong Jing Clothing Co., Ltd.)

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 24th May, 2002

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

27 MAY 2002

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 24th May, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

We hereby acknowledge receipt of the documents herein referred.

LO Tai On
Director
Encl.

Dated this .... day of .... 19 .

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.